July 8, 2014

VIA EDGAR AND REGULAR MAIL

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	II-VI Incorporated
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed August 28, 2013
File No. 000-16195

Dear Mr. James:

In response to the June 25, 2014 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raising various comments and requests for supplemental information regarding the above-referenced filing, II-VI Incorporated (“we,” “our” or the “Company”) respectfully submits its responses. All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses and supplemental information are in regular type.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 8. Financial Statements

Note 8. Income Taxes, page 72

1.	On page 73 you disclose the earnings before income taxes of your non-U.S. operations. In future filings, to comply with Item 4-08(h), please also disclose the components of income (loss) before income tax expense (benefit) that is domestic.

Response:

We will enhance future disclosures of earnings before income taxes to include both non-U.S. and domestic earnings before income taxes. This enhancement will be reflected in the Company’s next filing, our Annual Report on Form 10-K for the fiscal year ending June 30, 2014, which we currently expect to file with the Commission on or around August 28, 2014.

2.	On page 73 you disclose, as required by FASB ASC 740-30-50-2(c), the additional deferred tax liability you would be required to record related to undistributed earnings of foreign subsidiaries if those earnings were not indefinitely reinvested. In future filings, to comply with FASB ASC 740-30-50-2(b), please also disclose the cumulative amount of those earnings.

Response:

We will enhance future disclosures to also include the cumulative amount of undistributed earnings of foreign subsidiaries if those earnings are not indefinitely reinvested. This enhancement will be reflected in the Company’s next filing, our Annual Report on Form 10-K for the fiscal year ending June 30, 2014, which we currently expect to file with the Commission on or around August 28, 2014.

Note 12. Segment and Geographic Reporting, page 79

3.	We note that the geographic information for long-lived assets on page 81 includes goodwill, other intangibles assets, investment, deferred income taxes and other assets. Please discuss how your disclosure under FASB ASC 280-10-50-41(b) considered the implementation guidance in FASB ASC 280-10-55-23.

Response:

Historically, we have presented geographical information for the Company’s long-lived assets to include all long-term assets, as reflected on page 81 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2013, in an attempt to be complete and transparent. We understand and concur with the Staff that the purpose of the disclosure is to provide information about risks and uncertainties in certain geographical areas, and that the guidance provided in FASB ASC 280-10-55-23 implies that only long-lived assets that are by nature difficult to move and are relatively illiquid should be included. As such, in future filings we will revise our disclosures so as to include only long-lived assets that are by nature difficult to move and are relatively illiquid, and as such will exclude our intangible assets. This enhancement will be reflected in the Company’s next filing, our Annual Report on Form 10-K for the fiscal year ending June 30, 2014, which we currently expect to file with the Commission on or around August 28, 2014.

Additionally, as requested by the Staff the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information or have follow-up questions regarding these responses, please contact me at (724) 352-5281.

Sincerely,

/s/ Mary Jane Raymond
Mary Jane Raymond
Chief Financial Officer and Treasurer

cc:	Francis J. Kramer, II-VI Incorporated President and Chief Executive Officer
Wendy F. DiCicco, II-VI Incorporated Audit Committee Chairwoman
Jennifer Minter, Buchanan Ingersoll & Rooney PC